SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

July 13, 2022

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces the entry into a special collective employment agreement valid until December 31, 2024

PARTNER COMMUNICATIONS ANNOUNCES THE ENTRY INTO A
SPECIAL COLLECTIVE EMPLOYMENT AGREEMENT VALID UNTIL
December 31, 2024

ROSH HA'AYIN, Israel, July 13, 2022 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today that further to the Company's report dated December 14, 2021 regarding the signing of a collective employment agreement for a period of three years until December 31, 2024 (the "Collective Employment Agreement"), the Company, the employees' representatives and the Histadrut New General Labor Organization (the "Parties"), signed a special collective employment agreement, that is valid until December 31, 2024 (the "Special Collective Employment Agreement"), that regulates, among other things, a salary increase mechanism for the years 2023 and 2024 and a mechanism for employee participation in the Company's profits from year 2023 onwards.

The Special Collective Employment Agreement grants the employees, among other things, salary increases for each of the years 2023 and 2024 in the amount of 3.5% for employees with a seniority of at least 1.5 years, to be differentially allocated, special salary increases for the years 2023 and 2024 for employees with a seniority of at least 4 years with salaries that do not exceed the salary level set forth in the Special Collective Employment Agreement; a mechanism for employee participation in the Company's profits starting in 2023 in accordance with the Company meeting its targets and a one-time retention grant for employees with a seniority of at least 2 years, to be differentially allocated.

The Special Collective Employment Agreement will include the Company's statement that at least until December 31, 2024, it will maintain the Company's assets (the cellular network and the fiber network) under its ownership at least as the situation is on the day of signing the Special Collective Employment Agreement, and will not take streamlining or downsizing termination steps, except in specific cases, and subject to the agreement of the employee representatives.

The Special Collective Employment Agreement exhausts the Parties' claims until December 31, 2024, for the matters settled therein, including all matters pertaining to participation in profits, salary increases and acquisition of control of the Company and the Parties' undertaking to maintain industrial silence on matters regulated therein. As a result, the labor dispute that was announced on April 12, 2022 is cancelled.

The estimated cost of the matters included in the Special Collective Employment Agreement (not including the cost of employee participation in the Company's profits that is conditional upon future results) is approximately NIS 20.3 million for the year 2022 and approximately NIS 41.6 million for both of the years 2023 and 2024.

For further information please see the Company's Annual Report on Form 20-F for the year ended December 31, 2021 – "Item 3. Key Information - 3D.2j - The unionization of our employees has negatively affected and may continue to affect our financial results" and "Item 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - 6D. Employees".

Forward-Looking Statements
This press release includes forward-looking statements, as this term is defined in Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective", "goal", declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including potential difficulties which may arise from the signing of the collective employment agreement and its financial impact on the Company.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. Tamir Amar Deputy CEO & Chief Financial Officer Tel: +972-54-781-4951	Mr. Amir Adar Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 Email: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Deputy CEO & Chief Financial Officer

Dated: July 13, 2022